Exhibit 99.1

SPECIAL MEETING OF THE SHAREHOLDERS OF

PROPHECY DEVELOPMENT CORP. (THE “COMPANY”)

Held on March 16, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations (Section 11.3)

Common Shares represented at the Meeting:	25,908,228
Total issued and outstanding Common Shares as at Record Date:	122,900,508
Percentage of issued and outstanding Common Shares represented:	21.08%

MATTERS VOTED UPON		VOTING RESULTS
1.	Ratification of Previously Granted Stock Options	Votes in Favour	Votes Against
	Disinterested Shareholder to approval and ratification of 1,275,000 stock options previously granted by the Company, as more particularly described in the accompanying Information Circular.	9,926,518 (67.45%)	4,789,696 (32.55%)
Approved the Ratification of 1,275,000 Stock Options previously granted.
2.	Name Change	Votes in Favour	Votes Against
	Approve with or without variation, an amendment to the Articles of the Company to change the name of the Company to “Silver Elephant Mining Corp.	22,420,268 (86.54%)	3,486,960 (13.46%)
Approved with or without variation the amendment of the Articles and name change of the Company to Silver Elephant Mining Corp.
3.	Share Consolidation	Votes in Favour	Votes Against
	Approve with or without variation the consolidation of the issued and outstanding Common Shares of the Company, as more particularly described in the accompanying Information Circular.	20,002,463 (77.21%)	5,904,765 (22.79%)
Approved with or without variation the consolidation of the issued and outstanding Common Shares of the Company.

Notes:

1.
There were 10,679,899 non-votes reported by the Scrutineer of the Meeting in respect of the above motion.
Additionally, 511,115 shares held by Insider were excluded from the calculation of the voting results.
2.
The percentages reported are calculated on the votes cast in person and by proxy at the Meeting which total 25,908,228 with respect to the above motion.

Date: March 16, 2020

Vancouver, British Columbia

/s/ Brigitte McArthur

Brigitte McArthur
Corporate Secretary